Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
July 9, 2010
Via EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Ply Gem Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-167193)
Ladies and Gentlemen:
          On behalf of Ply Gem Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement") on Form S-1 of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on May 28, 2010.
          Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Pamela A. Long, dated June 24, 2010 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.
          The Company has asked us to convey the following as its responses to the Staff:
Form S-1
General
1.	We note that the registration statement covers both a primary offering by the registrant and a secondary offering by the selling stockholders. We further note that the registrant will not issue to the selling stockholders the securities they are offering for resale until immediately prior to the completion of your initial public offering, when the reorganization

Ply Gem Holdings, Inc.

transactions described in the prospectus are completed, which presumably will be after the registration statement is effective. Thus, it appears that the selling stockholders may be offering securities for resale at a time when the transactions through which they will acquire those securities have not been completed. In view of the foregoing, please provide us with your analysis as to the appropriateness under the Securities Act of 1933, as amended, particularly Section 5 thereof, of the secondary offering by the selling stockholders. In doing so, you may wish to address the availability of Rule 152 to separate the primary issuance and resale of the securities as distinct transactions as well as the extent to which the selling stockholders are bound to take the securities you will issue to them as a result of the reorganization.
Response to Comment 1
          The secondary offering by the selling stockholders is permissible under the Securities Act of 1933, as amended (the “Securities Act”), particularly Section 5 thereof. The issuance of common stock in the Reorganization Transactions is exempt under Section 4(2) of the Securities Act because the common stock will be issued in a transaction not involving a public offering. Finally, it is also our view that the issuance of common stock in the reorganization merger should not be integrated with the initial public offering.
The Reorganization Transactions
          As disclosed in the Registration Statement, Ply Gem Prime currently owns 100% of the capital stock of Ply Gem Holdings. Ply Gem Prime has no independent operations and has no operating assets or liabilities other than the capital stock of Ply Gem Holdings. Each of Ply Gem Prime and Ply Gem Holdings is a Delaware corporation.
          Ply Gem Prime has outstanding three classes of preferred stock, three classes of common stock and, as of April 3, 2010, approximately $68.4 million aggregate principal amount of its 10% Senior Subordinated Notes due 2015 (the “Prime Subordinated Notes”).
          In the Reorganization Transactions, prior to effectiveness of the Registration Statement, the CI Partnerships will exchange the Prime Subordinated Notes for preferred stock of Ply Gem Prime with similar economic terms and a liquidation preference equal to the principal amount of and accrued interest on the Prime Subordinated Notes. In addition, prior to effectiveness of the Registration Statement, Ply Gem Prime and Ply Gem Holdings will enter into an Agreement and Plan of Merger (a copy of which will be filed with the Commission as an exhibit to the Registration Statement) (the “Merger Agreement”). Pursuant to the Merger Agreement, on the effective date of the reorganization merger (i) each share of preferred stock and common stock of Prime Gem Prime will be converted into common stock of Ply Gem Holdings as described in the Registration Statement and (ii) options to purchase shares of common

Ply Gem Holdings, Inc.

stock of Ply Gem Prime will be converted into options to purchase shares of common stock of Ply Gem Holdings with adjustments to the number of shares and per share exercise prices to reflect the reorganization merger. To ensure that the preferred stockholders of Ply Gem Prime will receive common stock of Ply Gem Holdings with a value equal to their preferred stock it is necessary to determine the public offering price of the common stock and to close the reorganization merger after the effectiveness of the Registration Statement and the pricing of the initial public offering. Other than the initial public offering price, the exchange ratios in the Merger Agreement are fixed formulas.
          The reorganization merger is expected to be approved by the requisite affirmative vote of the stockholders of each of Ply Gem Prime and Ply Gem Holdings in accordance with Delaware law prior to effectiveness of the Registration Statement. The written consent of Ply Gem Prime (as the sole stockholder of Ply Gem Holdings) and the written consent of the CI Partnerships (as the holders of a majority of the outstanding voting securities of Ply Gem Prime) is sufficient to approve the reorganization merger under Delaware law. As a result, the only conditions to effectiveness of the reorganization merger are that (1) the Registration Statement be declared effective by the Commission and that the initial public offering shall have priced and (2) there is no legal restraint or prohibition which would enjoin the reorganization merger. It is not a condition to the consummation of the reorganization merger that the initial public offering be completed. If the conditions of the Merger Agreement were satisfied and the initial public offering was not to be completed, the stockholders of Ply Gem Prime would be bound to accept the common stock issued to them in the reorganization merger.
The issuance of common stock in the reorganization merger is exempt from registration under Section 4(2) of the Securities Act on the basis that it will not involve a public offering
          The issuance of common stock in the reorganization merger is exempt from registration under Section 4(2) of the Securities Act on the basis that it will not involve a public offering. The 36 persons who will receive the Company’s common stock in the reorganization merger are the CI Partnerships, certain of their related parties and current and former directors and members of Ply Gem Holdings’ management team and their related family trusts and investment vehicles. All of these persons purchased their securities of Ply Gem Prime in transactions exempt from the registration requirements of the Securities Act. Substantially all of the persons who will receive the Company’s common stock in the reorganization merger are “accredited investors” (as defined in Rule 501(a) of the Securities Act). All of the securityholders that will receive the Company’s common stock in connection with the reorganization merger have sufficient knowledge and experience in financial and business matters so that he, she or it is capable of evaluating the merits and risks of the prospective investment. Each recipient of common stock in the reorganization merger has sufficient familiarity with the Company’s business by virtue of his, her or its relationship with the Company. In addition, in connection with the Reorganization Transactions, the Company intends to provide each securityholder of Ply Gem Prime with (i) a copy of the Registration Statement, as amended, (ii) a copy of the Merger Agreement and a notice describing the reorganization merger and all of the stockholders’ dissenters’ and appraisal rights under

Ply Gem Holdings, Inc.

Delaware law and (iii) any other information concerning the Reorganization Transactions or Ply Gem Prime or the Company that any such securityholder reasonably requests.
          Neither the Company nor any person acting on its behalf has offered or will offer the common stock to be issued in the reorganization merger pursuant to any form of general solicitation or general advertising. In SEC Release No. 33-8828 (Aug. 3, 2007) (the “2007 Release”), the SEC articulated its view that “the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.” The 2007 Release further states that the determination as to whether a registration statement serves as a general solicitation or advertisement that would affect the availability of Section 4(2) as an exemption “should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption” and that the “analysis should not focus exclusively on the nature of the investors...or the number of such investors participating in the offering.” According to the 2007 Release, “if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive pre-existing relationship with the company...then the prior filing of a registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.” The Prime Subordinated Notes are held by the CI Partnerships and all of the preferred stock and common stock of Ply Gem Prime is held by the CI Partnerships, certain of their related parties and current and former directors and members of Ply Gem Holdings’ management team and their related family trusts and investment vehicles. As a result, each person who will receive common stock of Ply Gem Holdings in the reorganization merger has a substantive pre-existing relationship with the Company. Accordingly, consistent with the Commission’s guidance in the 2007 Release, each of the participants in the reorganization merger became interested in the concurrent private placement (the reorganization merger) through a means other than the Registration Statement that did not involve a general solicitation and the issuance of the common stock in the reorganization merger is otherwise consistent with Section 4(2).
The issuance of common stock in the reorganization merger should not be integrated with the Company’s initial public offering
          The issuance of common stock in the reorganization merger should not be integrated with the Company’s initial public offering. As indicated in SEC Release No. 33-4552 (Nov. 6, 1962), the following five factors are relevant to the question of whether a private offering should be integrated with a public offering: (1) whether the different offerings are part of a single plan of financing, (2) whether the offerings involve the issuance of the same class of security, (3) whether the offerings are made at or about the same time, (4) whether the same type of consideration is to be received and (5) whether the offerings are made for the same general purpose. The Staff has not provided

Ply Gem Holdings, Inc.

definitive guidance as to what weight to give each factor or how many factors must be met. Instead, the determination must be based on the facts and circumstances of each particular case and the existence of one or more of the factors may be determinative.
          (1) Single Plan of Financing. The Reorganization Transactions and the initial public offering are not part of a single plan of financing because the Reorganization Transactions are not a financing transaction whereas the initial public offering is being undertaken to raise money for the Company and the selling stockholders (if the over-allotment is exercised). As discussed in more detail under “Same General Purpose” below, the Reorganization Transactions are designed to simplify the Company’s capital structure, eliminate the Prime Subordinated Notes and the preferred stock, reduce Ply Gem’s operating costs and provide greater flexibility to the securityholders of Ply Gem Prime. The Reorganization Transactions will not raise any cash for the Company.
          (2) Same Class of Security. The Company acknowledges that both the reorganization merger and the initial public offering involve the issuance of the Company’s common stock. However, the common stock of the Company to be issued in the reorganization merger and the common stock to be offered to the public in the initial public offering have significantly different characteristics as a result of agreements to be entered into in connection with the initial public offering. For example, the stockholders agreement to be entered into by the Company and the Pre-IPO Stockholders will contain provisions requiring each Pre-IPO Stockholder to vote its voting stock of the Company as directed by the CI Partnerships in any voting matter before the Company’s stockholders (including, without limitation, elections of directors, amendments to the certificate of incorporation and approvals of mergers and other transactions or stockholder proposals). The Management Stockholders will also be significantly restricted in their ability to transfer their shares under the stockholders agreement. Finally, the stockholders agreement also grants the CI Partnerships certain governance and information rights, including the right to nominate directors and board committee members. As a result, the common stock being offered to the Pre-IPO Stockholders in the reorganization merger is effectively a different security than that being offered to the public in the initial public offering. See pages 131-135 of Amendment No. 1.
          (3) Timing. The reorganization merger will be consummated around the same time as the closing of the initial public offering, as discussed above. Although the Company could have considered consummating the Reorganization Transactions prior to the initial public offering, the debt instruments of Ply Gem Holdings (including the ABL Facility) prohibited the reorganization merger and limited the activities of Ply Gem Holdings. In order to minimize the number of amendments to its debt instruments and the related costs, the Company elected to consummate the Reorganization Transactions in connection with the initial public offering.
          (4) Consideration Received. The type of consideration to be received for the securities to be issued in the Reorganization Transactions and the initial public offering are not the same. In the Reorganization Transactions, the consideration is securities of Ply Gem Holdings while in the initial public offering the consideration is cash.

Ply Gem Holdings, Inc.

          (5) Same General Purpose. The Reorganization Transactions and the initial public offering are not being made for the same general purpose. The purpose of the Reorganization Transactions is to simplify the Company’s capital structure, eliminate the Prime Subordinated Notes and the preferred stock, reduce Ply Gem’s operating costs and provide greater flexibility to the securityholders of Ply Gem Prime, each as discussed in further detail below. The Reorganization Transactions provide significant benefits to the Company regardless of whether the initial public offering is completed. The purpose of the initial public offering is to raise capital to redeem or repurchase a portion of the Company’s outstanding indebtedness as described in the “Use of proceeds” section of the prospectus, to create a public market for the Company’s common stock and to facilitate the Company’s future access to the public equity markets.
               Simplify Capital Structure. Ply Gem Prime was formed in February 2006 to facilitate the acquisition of Alenco. Ply Gem Prime is no longer necessary to achieve this purpose and has no operating assets or liabilities. Accordingly, a decision has been made to eliminate the intermediate holding company structure.
               As discussed above, Ply Gem Prime currently has outstanding three classes of preferred stock, three classes of common stock and the Prime Subordinated Notes. This complicated capital structure has evolved because of investments made over the past six years by the CI Partnerships, management and related parties as a result of acquisitions, worsening economic conditions, debt covenants and other factors. Due to the leveraged nature of Ply Gem and the timing of when the different investments were made, Ply Gem Prime issued different classes of preferred stock with different priorities in liquidation and different economic terms. Exchanging the preferred stock and the Prime Subordinated Notes for common stock will better align the interests of management (which holds largely common stock and options to purchase common stock) and the historical investors in the Company (who hold the large majority of the preferred stock of Ply Gem Prime and the Prime Subordinated Notes). The Company also believes this will facilitate its ability to offer common stock to the owners of potential acquisition candidates regardless of whether the initial public offering is completed.
               Furthermore, the elimination of the Prime Subordinated Notes (and the related interest expense) will reduce the indebtedness and interest expense of the Company. In the Reorganization Transactions, the Prime Subordinated Notes and the preferred stock will be retired without any cash payments by Ply Gem Holdings (other than de minimis payments in respect of fractional shares).
               Reduce Costs and Expenses. The Reorganization Transactions will also reduce the cost to Ply Gem of operating both a holding company and an intermediate holding company. Specifically, the reorganization merger will reduce the duplicative costs associated with paying franchise taxes in the State of Delaware for both Ply Gem Prime and Ply Gem Holdings and will save Ply Gem any unnecessary legal, accounting or other administrative costs associated with Ply Gem Prime. The Reorganization Transactions also permit Ply Gem to have one public company rather than two. If Ply Gem Prime were to go public, Ply Gem Holdings would remain subject to the periodic reporting requirements of the Securities Exchange Act of 1934 because of the terms of its

Ply Gem Holdings, Inc.

outstanding public debt securities. The Ply Gem entities would incur significant additional legal, accounting and other expenses if Ply Gem Prime were also a public company.
               Greater Flexibility. The simplification of the capital structure and the reorganization merger will provide greater flexibility to the securityholders of Ply Gem Prime. The reorganization merger will eliminate the intermediate holding company structure and allow investors to hold securities of Ply Gem Holdings, the direct parent company of Ply Gem Industries (the operating company). Regardless of whether Ply Gem Holdings completes its initial public offering, having a single class of common stock with no preferred stock or debt will make it easier for stockholders to sell their interests in the future. Investors generally prefer to hold a security in an uncomplicated capital structure in a vehicle that is closer to the operating assets of the company. The stockholders also believe that simplifying the capital structure into a single class of stock would facilitate the distribution of the ownership of Ply Gem Prime to its ultimate owners.
          Based upon the foregoing, it is our view that the Reorganization Transactions and the secondary offering by the selling stockholders are permissible under the Securities Act, particularly Section 5 thereof.
2.	We note that you have omitted information beyond that permitted by Rule 430A of Regulation C, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. Please provide sufficient time to process your filing once you include this omitted information and be advised that its effect on disclosure throughout the document may cause us to raise additional comments as part of our review.
Response to Comment 2
          The Company will include all information that is not subject to Rule 430A, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered, on the prospectus cover page, as well as in the body of the prospectus, in a subsequent pre-effective amendment as soon as possible. The Company understands that the Staff will need adequate time to review this information once it is provided to the Staff and that the Staff may raise additional comments.
3.	Prior to the effectiveness of the registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.

Ply Gem Holdings, Inc.

Response to Comment 3
          The Company will arrange to have FINRA call the Staff or provide the Staff with a letter indicating FINRA has cleared the filing prior to the effectiveness of the Registration Statement.
4.	Please note that we may have comments on the legal opinion and other exhibits once they are filed. Please note that we will need adequate time to review these materials before we will entertain a request to accelerate the effectiveness of the registration statement.
Response to Comment 4
          The Company understands that the Staff may have comments on the legal opinion and other exhibits that are filed. Accordingly, a copy of the legal opinion is being provided supplementally to the Staff and the Company is filing as many exhibits as is feasible at this time and will file the remainder of exhibits in a subsequent pre-effective amendment as soon as possible. The Company will allow the Staff sufficient time to review these materials before requesting acceleration of the Registration Statement’s effectiveness.
Prospectus Cover Page
5.	Please delete the references to “Joint Book-Running Managers” and “Joint Lead Manager.” These designations are not required by Item 501 of Regulation S-K, conflict with plain English principles and are not material to an investment decision. If you wish to continue to use these designations, please limit their use to the “Plan of Distribution” section. In addition, please revise the cover page to name only the lead or managing underwriter(s). The information on your cover page should be limited to the information required by Item 501 of Regulation S-K.
Response to Comment 5
          The Registration Statement has been revised in response to the Staff’s comment to delete the references to “Joint Book-Running Managers” and “Joint Lead Manager.” Please see the prospectus cover page of Amendment No. 1. Each underwriter listed on the cover page of the prospectus is a lead or managing underwriter in accordance with Item 501(b)(8) of Regulation S-K.
Market and industry data, page ii
6.	We note from page 90 that Mr. Robinette is a member of Harvard University’s Joint Center for Housing Studies. Please revise your disclosure under this heading to indicate that Mr. Robinette is affiliated with this group and that you relied in part on its study (see, e.g., pages 6 and 52) for the market data and statistical information included in your prospectus.

Ply Gem Holdings, Inc.

Response to Comment 6
          The Registration Statement has been revised in response to the Staff’s comment. Please see page ii of Amendment No. 1.
7.	Please confirm that the sources of market and statistical information that you reference are widely available to the public. If any sources are not publicly available, please either file consents to the use and reference of these sources in your prospectus or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.
Response to Comment 7
          The Company confirms that the sources of market and statistical information referenced in the prospectus are widely available to the public.
8.	Please supplementally provide us with copies of each source that you relied upon to support the market and statistical information in your prospectus. To expedite our review, please clearly mark each source to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.
Response to Comment 8
          The Company has supplementally provided the Staff with copies of each source relied upon to support the market and statistical information in its prospectus. In accordance with Rule 418 of the Securities Act, the Company requests that such supplemental information be returned promptly following the completion of the Staff’s review thereof.
Prospectus summary, page 1
9.	Please disclose your bases for the following statements:
•	You “have established leading positions in many of [y]our core product categories,” page 2.

•	You have “the most comprehensive line of new construction and home repair and remodeling windows in the industry,” page 2.

•	You are “the third largest purchaser in North America” of Polyvinyl Chloride Resin, page 3.

•	You “have increase [y]our penetration of the U.S. vinyl siding end market and that in 2009 [you] accounted for approximately 33% of total unit sales,” page 4.

Ply Gem Holdings, Inc.

Response to Comment 9
          The Registration Statement has been revised in response to the Staff’s comment. Please see pages 2-4, 77-78, 80 and 85 of Amendment No. 1.
10.	Please ensure that the information you provide in your summary is balanced. For example, please address your substantial indebtedness in the summary.
Response to Comment 10
          The Registration Statement has been revised in response to the Staff’s comment. Please see page 7 of Amendment No. 1.
Summary historical and pro forma consolidated financial data of Ply Gem Holdings, Inc., page 9
11.	For each period presented, please also provide pro forma earnings per share data that retroactively reflects your capital structure as of the initial public offering, similar to other changes in capital structure noted in SAB Topic 4:C. Please also comply with this comment under the heading “Selected historical consolidated financial data” on page 40.
Response to Comment 11
          The Registration Statement has been revised in response to the Staff’s comment in accordance with SEC Staff Training Manual 3430.3. The Company will provide pro forma earnings per share data for the latest fiscal year and interim period. Please see pages 10 and 42 of Amendment No. 1.
Dilution, page 30
12.	Please disclose in your dilution table the amount of dilution that your shareholders will experience from issuance of the securities under your equity plans. See Item 506 of Regulation S-K.
Response to Comment 12
          The Registration Statement has been revised in response to the Staff’s comment. Please see page 32 of Amendment No. 1.
Unaudited pro forma consolidated financial information, page 32
13.	We note your disclosure that Ply Gem Prime has no historical operating results since it is a holding company with no independent operating assets or liabilities. We also note that Ply Gem Prime appears to have outstanding related party debt that will be assumed, interest expense, accrued expenses and taxes, SG&A expenses, income tax expense, and

Ply Gem Holdings, Inc.

outstanding stock options. In light of these activities and the reorganization transaction, please explain to us how you determined that historical financial statements for Ply Gem Prime are not required to be included in this registration statement.
Response to Comment 13
          The Company believes the historical financial statements of Ply Gem Prime are immaterial to a potential investor in the offering. The historical financial statements of Ply Gem Holdings represent the financial information material to an investment decision. The financial statements of Ply Gem Prime would not provide additional investor value as Ply Gem Prime has no historical operating results since it is a holding company with no independent operating assets or liabilities. The only asset held by Ply Gem Prime is its investment in Ply Gem Holdings. Although Ply Gem Prime has outstanding preferred stock and Prime Subordinated Notes, upon consummation of the Reorganization Transactions, such preferred stock and Prime Subordinated Notes will be converted into common stock of Ply Gem Holdings and any ongoing financial impact related to Ply Gem Prime will be eliminated. Furthermore, the equity securities issued by Ply Gem Prime have been reflected in the historical financial statements of Ply Gem Holdings. Thus, the financial activity at Ply Gem Prime primarily consists of activity occurring at Ply Gem Holdings which has been disclosed in the Registration Statement.
          For the periods prior to April 3, 2010, the primary item causing a difference in the financial statements of Ply Gem Prime and Ply Gem Holdings is the Prime Subordinated Notes. In 2004, Ply Gem Prime issued $68.4 million of the Prime Subordinated Notes to the CI Partnerships in connection with the original capital contribution for the Ply Gem Industries acquisition from Nortek and the MWM Holding acquisition. The Prime Subordinated Notes mature on February 12, 2015 and bear interest at 10% per annum. Pursuant to the terms of the agreement governing the Prime Subordinated Notes, interest is to be added to the outstanding principal amount of such notes semi-annually. The proceeds from the issuance of the Prime Subordinated Notes were contributed by Ply Gem Prime to Ply Gem Holdings in connection with the 2004 acquisition. Accordingly, the $68.4 million of proceeds has been recorded as additional paid in capital in the Ply Gem Holdings consolidated balance sheet and Ply Gem Prime has recorded the Prime Subordinated Notes as long-term debt. The balance of the Prime Subordinated Notes has increased to $123.3 million which includes the cumulative interest as of April 3, 2010. The interest expense for Ply Gem Prime’s pro forma financial statements reflects the interest on the Prime Subordinated Notes. As a result of the Reorganization Transactions, there will only be one class of common stock outstanding for Ply Gem Holdings prior to the initial public offering. Thus, there will be no balance sheet differences between Ply Gem Prime’s financial statements and Ply Gem Holding’s financial statements subsequent to the Reorganization Transactions and initial public offering.
          The general economic benefits of the Prime Subordinated Notes mirror those of its preferred stock. As part of the Reorganization Transactions, the Prime Subordinated Notes and preferred stock of Ply Gem Prime will be converted to common

Ply Gem Holdings, Inc.

stock of Ply Gem Holdings. Assuming a consistent date of investment, the accreted value of each dollar of Prime Subordinated Notes will be exactly the same as the accreted value of preferred stock with the conversion to common stock resulting in the same number of shares for each, thus the dilution suffered by existing stockholders or potential investors in the offering from conversion of the Prime Subordinated Notes and the preferred stock of Ply Gem Prime will be similar.
          Prior to the first quarter of 2010, the only income statement activity relating to Ply Gem Prime was the interest expense related to the Prime Subordinated Notes. During the first quarter of 2010, in connection with the debt extinguishment, several one-time transactions occurred. These items and their corresponding effect on Ply Gem Prime’s financial statements for the quarter ended April 3, 2010 are explained below in response to the Staff’s comment.
a.	Accrued expense and taxes — Prior to the first quarter of 2010, there would have been no accrued expenses and taxes on Ply Gem Prime’s financial statements. However, as a result of the 2010 debt extinguishment, Ply Gem Prime incurred capital gains of approximately $21.0 million and the $1.5 million accrual represents the state tax liability associated with this capital gain. This is a non-recurring item and would not have been included in audited financial statements of Ply Gem Prime as it occurred subsequent to December 31, 2009.

b.	SG&A expenses — Similar to accrued expenses and taxes, this transaction occurred during the first quarter of 2010 and relates to an advisory fee for $1.6 million paid to affiliates of CI Capital Partners in connection with the debt extinguishment that occurred during the first quarter of 2010. The advisory agreement was entered into solely between Ply Gem Prime and affiliates of CI Capital Partners and Ply Gem Holdings received no advisory services in connection with this transaction. This is a non-recurring item and would not have been included in audited financial statements of Ply Gem Prime as it occurred subsequent to December 31, 2009.

c.	Stock options — All stock-based compensation expense incurred in connection with the issuance of Ply Gem Prime stock options has been recorded in Ply Gem Holdings’ statement of operations since the holders are employees or directors of Ply Gem Holdings. The current optionholders of Ply Gem Prime will become the optionholders of Ply Gem Holdings as a result of the Reorganization Transactions.
          If the Company were to include consolidated financial statements of Ply Gem Prime in the Registration Statement, the information would mirror the financial statements and related footnotes of Ply Gem Holdings except for the presentation of the preferred stock and the Prime Subordinated Notes. Accordingly, the Company believes that the inclusion of financial information for Ply Gem Prime would confuse a potential investor in the initial public offering since such financial statements would effectively duplicate the financial position and operating results of Ply Gem Holdings and present a

Ply Gem Holdings, Inc.

long-term liability and interest expense for the Prime Subordinated Notes that does not represent an actual liability for Ply Gem Holdings. The key financial information relevant to an investor would be Ply Gem Holdings’ operating results and financial position. The Prime Subordinated Notes and the preferred stock of Ply Gem Prime will be converted into common stock of Ply Gem Holdings prior to the initial public offering. Subsequent to the Reorganization Transactions, these balance sheet items will have no ongoing effect on Ply Gem Prime and the pre-reorganization income statement items described above would be negated by the Reorganization Transactions. The Company believes that all of the material financial information is contained in the financial statements of Ply Gem Holdings and the material effects of the Reorganization Transactions are reflected in the pro forma consolidated financial information. The Company has clarified the footnotes to its pro forma financial statements to assist investors in their understanding of the financial statements of Ply Gem Holdings and to further clarify the impact of the Reorganization Transactions on the financial position of Ply Gem Holdings. Please see pages 38-40 of Amendment No. 1.
14.	It appears to us that the reorganization transaction will have a significant negative impact on total equity. Please present pro forma equity disclosures on pages 9 and 40 and on your most recent historical balance sheet that reflect this reduction, similar to the presentation of a dividend declared subsequent to the balance sheet date.
Response to Comment 14
          The Reorganization Transactions will not have a significant negative impact on the total equity of the Company. In connection with the Reorganization Transactions, the Prime Subordinated Notes and the preferred stock and common equity of Ply Gem Prime will be converted into shares of common stock of Ply Gem Holdings. As described in the response to comment 13, the Prime Subordinated Notes and the equity securities of Ply Gem Prime are accounted for as additional paid in capital in Ply Gem Holdings’ financial statements. Therefore, the Reorganization Transactions will not have a negative impact on total equity. Accordingly, the Company does not believe the presentation of pro forma equity disclosures are necessary.
Selected historical consolidated financial data, page 40
15.	Please tell us what consideration you have given to disclosing the dividends declared per common share during each of the last five fiscal years. See Instruction 2 of Item 301 of Regulation S-K.
Response to Comment 15
          The Company has not declared or paid any dividends on its common stock since the Company’s inception in 2004. The Registration Statement has been revised in response to the Staff’s comment to reflect that no dividends have been paid. Please see pages 29 and 42 of Amendment No. 1.

Ply Gem Holdings, Inc.

Management’s discussion and analysis of financial condition and results of operations, page 44
Results of operations, page 51
16.	We note that you identify numerous factors that impact your results during the periods presented. Please revise your disclosures to quantify the impact of each factor you identify, to the extent practicable. For example, please ensure that each discussion of sales quantifies and addresses the impact of: changes in price, changes in volume, changes in product mix, and acquisitions.
Response to Comment 16
          In response to comments previously received from the Staff with respect to its periodic reports, the Company has previously expanded its disclosure in the results of operations section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations to include additional relevant quantitative information where such information is both available and can be measured on an accurate and quantitative basis. This quantitative information includes the percent change in the Company’s unit volumes sold of vinyl siding as compared to industry reported trends. The Company also included quantitative disclosure as it relates to trends in market cost for its two key raw materials, PVC and aluminum. Finally, the Company provided specific disclosure with respect to costs incurred related to reorganization and integration. The Company believes these aforementioned items represent the material relevant factors that management regularly reviews and information commonly requested by the investment community and other users of its financial statements.
          The Company has determined that customers and competitors regularly review the Company’s filings with the Commission and have on several occasions used information from these filings to gain leverage against the Company. The Company believes that the disclosure of specific information related to its selling price or the cost to produce and ship the Company’s products would have a negative impact on the Company’s competitive position in the marketplace. The Company does not believe that it is required to disclose sensitive competitive information that is immaterial to investors and that could be detrimental to future sales and earnings performance of the business.
Liquidity and capital resources, page 62
17.	We note the significant amount of debt outstanding, the relatively short maturity terms, and the high interest rates. Please address the potential risks, uncertainties, and consequences regarding your ability to repay or refinance your debt as it becomes due. Also, in regard to your existing debt, please quantify the limits on your ability to incur additional debt and declare dividends and disclose the specific circumstances when the fixed coverage ratio becomes applicable.

Ply Gem Holdings, Inc.

Response to Comment 17
          The Registration Statement has been revised in response to the Staff’s comment. Please see pages 64, 66-71, F-27-F-29, F-31, F-78-F-80 and F-82 of Amendment No. 1.
Business, page 73
18.	To the extent material, please provide the disclosure required by Item 101(c)(1)(xi) of Regulation S-K with respect to the amount spent on research and development activities during each of the last three fiscal years. In this regard, we note your disclosure on page 77 that “[t]he result of [y]our commitment to product development and innovation has been demonstrated in the $85 million of incremental annualized sales that [you] recognized from new products introduced in 2008 and 2009.”
Response to Comment 18
          The Registration Statement has been revised in response to the Staff’s comment. Please see page 80 and F-14 of Amendment No. 1.
Our business strategy, page 76
Drive Operational Leverage and Further Improvements, page 77
19.	Please clarify the method by which you have retained flexibility to selectively restart your production as market conditions improve.
Response to Comment 19
          The Registration Statement has been revised in response to the Staff’s comment. Please see pages 5 and 80 of Amendment No. 1.
Our business, page 79
Siding, Fencing, and Stone segment, page 79
Raw materials and suppliers, page 81
20.	Please discuss the availability of your raw materials. See Item 101(c)(1)(iii) of Regulation S-K. Please also comply with this comment under the same heading on page 84. In addition, please tell us what consideration you have given to filing your primary supplier agreements as materials contracts to this registration statement. In this regard, we note your risk factor disclosure on page 15 describing your “dependency upon regular deliveries from particular suppliers....”

Ply Gem Holdings, Inc.

Response to Comment 20
          The Registration Statement has been revised in response to the Staff’s comment. Please see pages 84 and 87 of Amendment No. 1. The Company considered the requirements of Item 601(10) of Regulation S-K and determined that its raw material supply agreements did not constitute material contracts required to be filed as exhibits to the Registration Statement. The Company’s raw material supply agreements are non-exclusive ordinary course agreements with various suppliers allowing for the purchase of materials from alternative suppliers. As such, the Company’s business is not substantially dependent on any one of its existing raw material supply agreements. The risk factor disclosure has also been revised to delete the word “particular” before “supplier” in order to clarify that the Company is not dependent on any particular supplier. Please see page 16 of Amendment No. 1.
Intellectual property, page 81
21.	Please disclose the duration and effect of each component of your intellectual property portfolio. See Item 101(c)(1)(iv) of Regulation S-K. In this regard, we note your risk factor disclosure on page 16 indicating that in addition to trademarks, you “have a significant number of issued patents and rely on copyright protection for certain of [y]our technologies.” Please also comply with this comment under the same heading on page 84.
Response to Comment 21
          The Company has disclosed the duration and effect of each component of its intellectual property portfolio that is material to its business (namely, its trademarks). The Company does not believe that its patents and copyrights are material to its business. The Registration Statement, including the risk factor disclosure, has been revised to clarify that the Company’s patents and copyrights are not significant. Please see pages 17, 85 and 88 of Amendment No. 1.
Executive Compensation, page 97
Compensation Discussion and Analysis, page 97
Compensation program objectives and philosophy, page 97
General philosophy, page 97
22.	Please clarify how you design total compensation packages to be “competitive within the building materials industry,” including whether you benchmark compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Ply Gem Holdings, Inc.

Response to Comment 22
          The Registration Statement has been revised in response to the Staff’s comment. Please see page 101 of Amendment No. 1.
23.	We note that you make compensation decisions based in part on individual performance. Please describe the elements of individual performance that you take into account when making these decisions. See 402(b)(2)(vii) of Regulation S-K.
Response to Comment 23
          The Registration Statement has been revised in response to the Staff’s comment. Please see page 101 of Amendment No. 1.
Annual cash incentive awards, page 98
2010 target award opportunities, page 98
24.	Please disclose how you will calculate adjusted EBITDA under your 2010 annual incentive program. See Instruction 6 to Item 402(b) of Regulation S-K.
Response to Comment 24
          The Registration Statement has been revised in response to the Staff’s comment. Please see pages 102-103 of Amendment No. 1.
Summary compensation table, page 104
25.	We note from footnote (4) that Mr. Poe received a $286,667 relocation payment during 2009. Please describe how you determined the amount of this relocation payment.
Response to Comment 25
          The Registration Statement has been revised in response to the Staff’s comment. Please see page 108 of Amendment No. 1.
Director compensation for 2009, page 120
26.	In accordance with Item 402(k)(3) of Regulation S-K, please provide a narrative description of the material aspects of your director compensation program.
Response to Comment 26
          The Registration Statement has been revised in response to the Staff’s comment. Please see page 124 of Amendment No. 1.

Ply Gem Holdings, Inc.

Principal and selling stockholders, page 121
27.	Please name the natural persons who have or share voting or investment power over the shares held by Caxton-Iseman, L.P. and Caxton-Iseman II, L.P.
Response to Comment 27
          The Registration Statement has been revised to clarify that Frederick Iseman and Steven Lefkowitz are the only natural persons who have voting or investment power over the shares held by the CI Partnerships, and there are no other natural persons who have voting or investment power over the shares held by the CI Partnerships. Please see page 128 of Amendment No. 1.
Certain relationships and related party transactions, page 125
28.	We note from page F-88 that during the quarter ended April 3, 2010 you received equity contributions of approximately $1.2 million from certain members of management and that you repurchased equity of approximately $1.9 million from certain former members of management. Please provide the disclosure required by Item 404 of Regulation S-K with respect to these transactions.
Response to Comment 28
          The Registration Statement has been revised in response to the Staff’s comment to disclose the information required by Item 404 of Regulation S-K with respect to the $1.2 million equity contribution transaction on March 1, 2010. Please see page 139 of Amendment No. 1. The $1.9 million repurchase of equity on February 16, 2010 did not involve any executive officers of the Company. Since such transaction did not involve a “related person” as such term is defined in Instruction 1 to Item 404(a) of Regulation S-K, the Registration Statement has not been revised to include disclosure of this transaction.
Tax receivable agreement, page 132
29.	Please identify the “Tax Receivable Entity” referenced under this heading, and clarify the business purposes of this agreement and the consideration you expect to receive in exchange for the payments you will be obligated to make under this agreement.
Response to Comment 29
          The Registration Statement has been revised in response to the Staff’s comment. Please see page 137 of Amendment No. 1.

Ply Gem Holdings, Inc.

Senior subordinated notes, page 133
30.	Please disclose under this heading the consideration CI Partnerships received in exchange for the 9% Senior Subordinated Notes it transferred to its indirect stockholders as well as the consideration received by the indirect stockholders in exchange for transfer of their holdings to Ply Gem Prime. We note your disclosure on pages 37 and 38 with respect to these transactions.
Response to Comment 30
          The Registration Statement has been revised in response to the Staff’s comment. Please see page 139 of Amendment No. 1.
Shares available for future sale, page 140
31.	Please indicate the number of your common shares that will be subject to options immediately prior to effectiveness of this registration statement. See Item 201(a)(2)(i) of Regulation S-K. In this regard, we note your disclosure on page 125 that “in connection with the Reorganization Transactions, options to purchase shares of common stock of Ply Gem Prime will be converted into options to purchase shares of [y]our common stock....”
Response to Comment 31
          The Registration Statement has been revised in response to the Staff’s comment. Please see page 147 of Amendment No. 1.
Registration Rights, page 142
32.	We note the cross-reference under this heading. Please provide here that CI Partnerships may require that you register for public resale all shares of common stock at any time and that subject to the limitations discussed on page 130 the other Pre-IPO Stockholders hold piggyback registration rights permitting them to include their shares on the registration statement covering CI Partnerships’ shares. Further, please quantify the number of shares that will be held by CI Partnerships and the Pre-IPO Stockholders immediately after the closing of this offering that may be registered for resale pursuant to such registration rights; please disclose any assumptions you make when quantifying the number. See Item 201(a)(2)(ii) of Regulation S-K.
Response to Comment 32
          The Registration Statement has been revised in response to the Staff’s comment. Please see page 148 of Amendment No. 1.

Ply Gem Holdings, Inc.

Certain U.S. federal income tax consequences for non-U.S. holders, page 143
33.	Please remove the word “certain” from this heading.
Response to Comment 33
          The Registration Statement has been revised in response to the Staff’s comment. Please see page 149 of Amendment No. 1.
Underwriting, page 147
34.	Please clarify whether the selling stockholders are or will be parties to the underwriting agreement.
Response to Comment 34
          The Registration Statement has been revised in response to the Staff’s comment. Please see page 153 of Amendment No. 1.
Where you can find more information, page 154
35.	We note your disclosure that “[e]ach statement is qualified by reference to the exhibit.” You may not qualify information in your prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C under the Securities Act. Please revise accordingly.
Response to Comment 35
          The Registration Statement has been revised in response to the Staff’s comment. Please see page 162 of Amendment No. 1.
Consolidated Financial Statements
Consolidated Statements of Stockholders’ Equity (Deficit), page F-7
36.	Please provide us an analysis of your equity transactions and stock option grants during the periods presented. For each transaction/grant tell us:
•	the parties, including any related parties;

•	the nature of any consideration;

•	the estimated fair value and an explanation of the basis for determining fair value;

•	if the fair value estimate was contemporaneous or retrospective; and

Ply Gem Holdings, Inc.

•	how the fair values reconcile to the fair value indicated by the anticipated IPO price.
Please also address any equity transactions/grants that occurred after the balance sheet date or that are expected to occur prior to the IPO. Please provide similar information for equity transactions and stock option grants for Ply Gem Prime.
Response to Comment 36
          Ply Gem Prime’s equity transactions for 2007, 2008 and 2009 as well as 2010 (to date) are summarized in the table below categorized by employees, directors and related parties. For purposes of the table below, the majority of the related party transactions are comprised of transactions with the CI Partnerships or related affiliates. All stock options and capital stock are issued by Ply Gem Prime and the related employee compensation expense has been pushed down to Ply Gem Holdings’ financial statements. The stock-based compensation expense has been classified within selling, general and administrative expense for stock option expenses with the corresponding credit recorded to additional paid in capital for capital stock transactions. For the stock option grants, no financial consideration was paid by either the employees or directors. For the common stock issuances, the financial consideration was cash, determined by the fair value at the respective date of the equity transactions as discussed further below.
Fair value
          In the absence of a public trading market for the common stock, the Company evaluates cash equity transactions as well as contemporaneous third party valuations to determine the fair value of the stock options and the common stock issuances. The Company evaluates the proximity of cash equity transactions to the valuation date and considers this result when evaluating the contemporaneous third party valuations whereby fair value is determined through the equal weighting of the income and market methodologies. The projections utilized in the income approach were based on the Company’s expected operating performance over the forecast period. Under the income approach, the Company calculates its forecasted cash flows based on forecasted revenues, expenses and capital requirements. The market approach utilized valuation multiples based on an analysis of comparable building products companies, including Beacon Roofing Supply Inc., BlueLinx Holdings Inc., Huttig Building Products Inc., Masco Corporation, Patrick Industries Inc. and Watsco Inc. The Company’s fair value determination has consistently been equal to or less than the exercise price established through the stock option grants as described below. In certain instances, the Company has elected to maintain consistent exercise prices from year to year to avoid dilution to existing optionholders.
Exercise price
          In connection with the stock option grants, the Company determines the exercise price of the stock options by evaluating three separate analyses:

Ply Gem Holdings, Inc.

1.	Contemporaneous cash equity transactions near the time of the respective equity transactions where fair value is determined by the common stock price parties are willing to invest in the Company;

2.	Retrospective operating performance calculations in accordance with the Company’s stockholder agreement whereby common stock value is determined based on an analysis of the Company’s trailing twelve months operating performance (adjusted EBITDA). This calculation utilizes a stated market multiple less the Company’s indebtedness and preferred stock accreted value to derive an enterprise value; and

3.	A contemporaneous third party valuation whereby fair value is determined through the equal weighting of the income and market methodologies. The third party valuations were initially prepared on a quarterly basis commencing with quarterly stock option grants in 2007 but subsequently were obtained annually to coincide with the Company’s annual stock option grants.
          The price range for the initial public offering has not been finalized so the Company is unable to reconcile the fair value indicated by the anticipated initial public offering price range at this time. However, the Company anticipates that the initial public offering price range will most likely exceed $80.00 per common share, subject to market conditions and other factors. This expectation of an initial public offering price range in excess of $80.00 per share is a direct result of the following factors:
1.	Reduction of $210.0 million of long-term debt during the first quarter of 2010 which reduces the Company’s interest expense annually by approximately $13.0 million.

2.	Improved financial performance whereby the Company’s first quarter of 2010 adjusted EBITDA exceeded the comparable period for 2009 by approximately $24.9 million. This signals the initial stages of an anticipated recovery in the U.S. housing market.

Ply Gem Holdings, Inc.

	Number of Shares
	Subject to	Per Share Exercise
	Option Grants(1)	Price of Option
Outstanding Stock Option Grants:
Employees:
July 9, 2007	29,000	$80.00
August 8, 2007	2,500	$80.00
August 27, 2007	29,000	$80.00
October 1, 2008	25,500	$80.00
December 5, 2008	82,000	$80.00
December 14, 2009	26,250	$80.00
April 28, 2010	48,500	$80.00

Directors:
May 22, 2007	3,000	$80.00
April 28, 2010	2,500	$80.00

	Common Stock
	Number of Shares	Consideration
	Granted(1)	per Share
Outstanding Common Equity Transactions:
Employees:
July 24, 2007	3,750	$80.00
September 19, 2007	3,750	$80.00
March 1, 2010	7,512	$80.00
May 28, 2010	1,875	$80.00

Directors:
August 29, 2008	1,577	$80.00

Related Parties:
May 23, 2008	225,000	$80.00
August 29, 2008	750	$80.00
January 11, 2010	719,362	$80.00

(1)	The table above reflects all currently outstanding stock option grants and common stock issuances. The table excludes preferred stock transactions, equity repurchases and stock option grants that have been forfeited.
2007 Transactions
          In May 2007, July 2007 and August 2007, Ply Gem Prime granted 3,000, 29,000 and 31,500 stock options, respectively, with an exercise price of $80.00 per share to various employees and directors. In July 2007 and September 2007, Ply Gem Prime issued approximately 3,750 shares of common stock on each date at a price of $80.00 per share to employees. In the absence of a public trading market for the common stock, the Company’s board of directors, with input from management, considered the factors described below and determined in good faith the exercise price for the stock options to be $80.00 per share.

Ply Gem Holdings, Inc.

Assessment
          In determining the appropriate exercise price for the stock options, the Company initially considered other cash equity transactions that occurred during 2007. Several employees made cash investments in Ply Gem Prime during July and September 2007 at $80.00 per common share. The Company’s retrospective operating performance calculation in accordance with its stockholders agreement indicated a value of $25.00 per common share, based upon the Company’s trailing twelve months adjusted EBITDA (utilizing a stated multiple of 8.0 in accordance with the stockholders agreement). The Company also had a third party valuation performed contemporaneously with the stock option awards for the common stock for each 2007 quarterly period which yielded a common stock value of $13.00, $15.00, $13.00 and $47.00, respectively. The significant increase in fair value during the fourth quarter of 2007 reflected the favorable market conditions that existed for the housing market in 2007. In addition, the Company’s successful integration of two 2006 acquisitions (Alenco and AHE) contributed to the increased per share value as a result of increased adjusted EBITDA contributed by these acquisitions.
          As a result of these analyses, the Company had a range of $13.00-$80.00 per common share to consider for the 2007 period. The Company believed $80.00 was the most appropriate exercise price for the common stock options since several employee cash investments occurred during the period at $80.00 per common share.
2008 Transactions
          In October 2008 and December 2008, Ply Gem Prime granted 25,500 and 82,000 stock options, respectively, with an exercise price of $80.00 to various employees. In May 2008 and August 2008, Ply Gem Prime also issued common stock of approximately 225,000 and 2,327, respectively, at a price of $80.00 to related parties and directors. In the absence of a public trading market for the common stock, the Company’s board of directors, with input from management, considered the factors described below and determined in good faith the exercise price for the stock options to be $80.00 per share.
Assessment
          In determining the appropriate exercise price for the stock options, the Company initially considered other equity transactions that occurred during the 2008 period. On May 23, 2008, in connection with an amendment to the Company’s prior credit facilities and as a condition to such amendment, the CI Partnerships made a $30.0 million cash investment in Ply Gem Prime at a price of $80.00 per common share. The Company’s retrospective operating performance calculation in accordance with its stockholders agreement indicated a value per common share at less than $0.00 as the Company’s trailing twelve months adjusted EBITDA (utilizing a stated multiple of 8.0 in accordance with the stockholders agreement) produced a negative equity value. This

Ply Gem Holdings, Inc.

resulted from the decline in the Company’s adjusted EBITDA as a result of deteriorating conditions in the U.S. housing market and the Company’s substantial level of indebtedness relative to its adjusted EBITDA. Furthermore, the Company had a contemporaneous third party valuation performed on the common stock as of June 2008 and September 2008. The valuation was approximately $22.00 per common share and $27.00 per common share as of June 2008 and September 2008, respectively.
          As a result of these analyses, the Company had a range of $0-$80.00 per common share to consider during 2008. The Company believed $80.00 was the most appropriate exercise price for the common stock options during 2008 since a significant cash investment ($30.0 million) occurred during the period at $80.00 per common share.
2009 Transactions
          In December 2009, Ply Gem Prime granted 26,250 stock options with an exercise price of $80.00. In the absence of a public trading market for the common stock, the Company’s board of directors, with input from management, considered the factors described below and determined the exercise price for the stock options to be $80.00 per share which was consistent with the prior year.
Assessment
          There were no purchases of common stock during 2009. As stated above, the housing market decline commenced during 2008 and continued throughout 2009, with single family housing starts declining to 50 year lows. As a result, the Company’s retrospective operating performance calculation in accordance with its stockholders agreement indicated a value per common share at an amount significantly less than $0.00 as the Company’s trailing twelve months adjusted EBITDA (utilizing a stated multiple of 8.0 in accordance with the stockholders agreement) produced a negative equity value. This resulted from the reduced level of adjusted EBITDA as a result of U.S. housing market conditions and the Company’s substantial level of indebtedness relative to its adjusted EBITDA. In addition, the Company’s contemporaneous third party valuation as of September 2009 valued the common stock at a nominal value or $0.00. The decrease in this third party valuation from 2008 to 2009 can be attributed to the following factors:
•	Depressed housing and economic environment with single family housing starts declining to historical lows;

•	Higher market rates of return observed on the Company’s publicly traded debt; and

•	Declining operating performance and outlook. For example, the Company incurred negative adjusted EBITDA for the quarter ended April 4, 2009.

Ply Gem Holdings, Inc.

          Based on this information, the Company concluded that the fair value of the common stock had more than likely decreased from the 2008 level, but elected to keep the exercise price associated with the stock options consistent at $80.00 to avoid dilution to existing stockholders. Therefore, the exercise price for the stock options granted during 2009 were above the Company’s estimated fair value of common stock.
2010 Transactions
          In April 2010, Ply Gem Prime granted 51,000 stock options with an exercise price of $80.00 to various employees and directors. In January 2010, March 2010 and May 2010, Ply Gem Prime issued approximately 719,362, 7,512 and 1,875 shares of common stock, respectively, at a price of $80.00 to related parties and employees. In the absence of a public trading market for the common stock, the Company’s board of directors, with input from management, considered the factors described below and determined in good faith the exercise price for the stock options to be $80.00 per share.
Assessment
          In determining the appropriate exercise price for the stock options, the Company initially considered other equity transactions that occurred during the 2010 period. During January 2010, affiliates of the CI Partnerships contributed approximately $218.8 million of the 9% Senior Subordinated Notes in exchange for equity of Ply Gem Prime valued at approximately $114.9 million consisting of 719,362 shares of common stock (at a price of $80.00 per share) and 57,380 shares of senior preferred stock (with a liquidation preference of $1,000 per share). In March 2010, several employees invested $600,000 of cash for common stock valued at $80.00 per share and in May 2010 an employee invested $150,000 in cash for common stock valued at $80.00 per share. The Company’s retrospective operating performance calculation in accordance with the stockholders agreement valued the common stock at an amount less than $0.00 as the Company’s trailing twelve months adjusted EBITDA (utilizing a stated multiple of 8.0 in accordance with the stockholders agreement) produced a negative equity value. This resulted from the decline in the Company’s adjusted EBITDA as a result of negative conditions in the U.S. housing market and the Company’s high level of indebtedness relative to its adjusted EBITDA. The Company also had a third party valuation performed on the common stock as of April 3, 2010. This valuation was approximately $24.00 per share as of April 3, 2010 increasing from the nominal value or $0.00 per common share calculated during September 2009. The increase in value from September 2009 resulted from the following:
•	De-levering of approximately $210.0 million of debt which reduces the Company’s cash interest expense annually by approximately $13.0 million;

•	Upgrading of the Company’s debt rating illustrating that the Company’s financial performance has improved;

Ply Gem Holdings, Inc.

•	Improved prices on the Company’s public debt illustrating further evidence of the improvement;

•	Improved financial performance during the first quarter of 2010 where the Company’s adjusted EBITDA increased by approximately $24.9 million from first quarter of 2009; and

•	Extended maturity of Company’s long-term debt where no principal payments are due until 2013. In connection with this extension, the Company eliminated the springing maturity feature associated with the Company’s asset-based lending facility (which would have otherwise come due in October 2011).
          As a result of these analyses, the Company had a range of $0-$80.00 per common share to consider during 2010. The Company believed $80.00 was the best indication of fair value for the relevant equity transaction dates and the most appropriate exercise price for the common stock options during 2010 since a cash investment occurred during the period at $80.00 per common share and affiliates of the CI Partnerships exchanged their 9% Senior Subordinated Notes for equity valued at $80.00 per share. The Company believed the increase in value from 2009 was reasonable since the housing market appeared to be in the infancy stages of stabilization and/or recovery and the Company’s operating results showed improvement from 2009 comparative periods.
          The Company recognizes that it has utilized a consistent exercise price of $80.00 per common share for each of the last three years, which represented the top end of the respective ranges. However, management believes that its positions and conclusions reached are reasonable. As discussed above, the Company believed that the common stock fair value declined during 2008 as a result of the depressed housing market and other deteriorating general economic conditions. However, the Company elected not to dilute previous investors by lowering the exercise price from $80.00 per common share. This share price recovered during 2010 as a result of the significant deleveraging event and the improvement in the Company’s operating performance.
Note 4. Intangible Assets, page F-24
37.	We note disclosures throughout your filings that appear to imply that you are streamlining your product lines. Please explain to us how this has impacted your evaluation of the recoverability of amounts allocated to trademarks/tradenames.
Response to Comment 37
          Over the last several years the Company has been in the process of streamlining its product lines. The business of the Company was created through several acquisitions: Nortek in February 2004, MW Windows in 2004, Alenco and Alcoa Home Exteriors in 2006, Pacific Windows in 2007 and United Stone Veneer in 2008. In connection with each of these acquisitions, the Company acquired certain tradenames

Ply Gem Holdings, Inc.

associated with various products which were valued at fair value. These tradenames are still currently used by the Company to market the various products but the Company’s long-term goal is to market products in an integrated manner rather than as a compilation of multiple companies. For example, a few years ago MW Windows was the tradename and products were marketed to customers as MW Windows. In the future, the Company’s expectations are that these same windows will be marketed as simply “Ply Gem Windows” with the “MW” tradename dropped.
          As a result of these marketing strategies the Company reduces its amortization periods to model these future marketing plans by amortizing its tradenames over their anticipated useful life. Management utilizes future cash flow projections in estimating the useful life of the tradenames. Such future cash flow projections are based on long-term forecasts of revenue, operating income and capital expenditures. The Company believes that the existing tradenames have value and there is no need to impair these assets as their future undiscounted cash flows are sufficient to recoup their carrying values over their remaining useful life.
Note 14. Segment Information, page F-49
38.	Please confirm and clarify that your two reportable segments are also your two operating segments.
Response to Comment 38
          The Company confirms that its two reportable segments are also its two operating segments: 1) Siding, Fencing and Stone and 2) Windows and Doors. These are the segments which earn revenue and incur expenses for which discrete financial information is available. The Registration Statement has been revised in response to the Staff’s comment. Please see pages F-51 and F-90 of Amendment No. 1.
39.	To the extent applicable, please provide product line disclosures as required by ASC 280-10-50-40.
Response to Comment 39
          The Company has disclosed in the Registration Statement its product revenues based on the information used to produce the Company’s consolidated financial statements, and similar products have been grouped together. The siding, fencing and stone classification encompasses exterior cladding building products, while windows and doors includes non-cladding building products with common raw materials. Net sales of fencing and railing were immaterial to the consolidated net sales of the Company at less than 3.0% of net sales for each of the last three fiscal years. As a result, fencing and railing was grouped with siding and stone as this group has common raw material inputs, manufacturing processes, shared research and development and engineering resources and is managed by the same business unit president. In light of the foregoing, the Company believes the disclosures in the financial statements meet the requirements outlined in ASC 280-10-50-40.

Ply Gem Holdings, Inc.

40.	Please disclose your total assets for each segment as of the end of your 2007 fiscal year. See Item 101(b) of Regulation S-K.
Response to Comment 40
          The Registration Statement has been revised in response to the Staff’s comment. Please see page F-52 of Amendment No. 1.
Note 5. Long-Term Debt, page F-78
41.	We note the gain on extinguishment of debt that you recognized during the period ended April 3, 2010. Please tell us how you valued the Ply Gem Prime equity issued in exchange of the Notes that resulted in the gain. Also, please provide us additional information regarding the related party nature of this transaction and explain to us how you determined that it was not, in essence, a capital transaction. Refer to ASC 470-50-40-2.
Response to Comment 41
          During the year ended December 31, 2009, affiliates of the CI Partnerships (the Company’s principal stockholders) purchased a majority of the Company’s 9% Senior Subordinated Notes from third party bondholders on the open market. These 9% Senior Subordinated Note purchases by affiliates of the CI Partnerships were made at market prices, which represented a substantial discount to face value as a result of the state of the building products industry in 2009 and the recessionary conditions of the general economy. The total cash value expended by these affiliates amounted to approximately $114.9 million. Affiliates of the CI Partnerships contributed approximately $218.8 million in principal amount of the 9% Senior Subordinated Notes in exchange for equity with a fair value of approximately $114.9 million consisting of 719,362 shares of common stock and approximately 57,380 shares of senior preferred stock of Ply Gem Prime on February 12, 2010. The Company concluded that the $80.00 price per common share and the $1,000 price per preferred share that were used to calculate the shares issued in the exchange transaction was equal to the fair value of such shares. ASC 470-50-40-3 states the following:
“In an early extinguishment of debt through exchange for common or preferred stock, the reacquisition price of the extinguished debt shall be determined by the value of the common or preferred stock issued or the value of the debt—whichever is more clearly evident.”
          In the Company’s fact pattern, the following equity investments totaling $1.2 million were purchased by four employees on March 1, 2010 (valuing the common stock at $80.00 per share and the preferred stock at $1,000 per share):

Ply Gem Holdings, Inc.

	Total	Total	Value of	Value of	Total value of	Total value of
Shareholder	Common shares	Preferred shares	Common stock	Preferred Stock	Common stock	Preferred Stock
Employee A (3/1/10)	3,130	250	$80	$1,000	$250,400	$249,600
Employee B (3/1/10)	2,191	175	$80	$1,000	$175,280	$174,720
Employee C (3/1/10)	1,565	125	$80	$1,000	$125,200	$124,800
Employee D (3/1/10)	626	50	$80	$1,000	$50,080	$49,920

	7,512	599			$600,960	$599,040
These transactions reflect the closest equity transactions to the debt contribution which occurred during the 2010 first quarter. This $1.2 million investment by four employees represented a cash capital contribution. The best indication of fair value represents the value a party is willing to pay for the stock which was $80.00 for the common stock and $1,000 for the preferred stock. The Company believed the January 2010 transaction in which affiliates of the CI Partnerships accepted a value of $80.00 per common share in their exchange of debt for equity and the March 2010 cash contributions by employees were reasonably representative of the actual fair value of the common stock at the time. The Company’s previous third party common stock valuation was performed during September 2009 assigning a nominal value to the common stock. This valuation utilized both the income and market methodologies, but the general economic conditions existing in 2009 lowered 2009’s operating results and the outlook for future years, which decreased the price of the Company’s public debt resulting in this lower common stock value. The Company believes that the value of the common stock had increased from the 2009 valuation for the following reasons:

•	De-levering of approximately $210.0 million of debt which reduces the Company’s cash interest expense by approximately $13.0 million annually;

•	Upgrading of the Company’s debt rating illustrating that the Company’s financial performance has improved;

•	Improved prices on the Company’s public debt illustrating further evidence of the financial improvement;

•	Improved financial performance during the first quarter of 2010 where the Company’s adjusted EBITDA increased by approximately $24.9 million from first quarter of 2009; and

•	Extended maturity of Company’s long-term debt where no principal payments are due until 2013. In connection with this extension, the Company eliminated the springing maturity feature associated with the Company’s asset-based lending facility (which would have otherwise come due in October 2011).
          Subsequent to the first quarter of 2010 and the filing of the Form 10-Q for the quarter ended April 3, 2010, the Company received a third party common stock valuation as of April 3, 2010 yielding a common stock value of $24.00 per common share. However, the Company believes cash contributions for equity transactions provide stronger evidence of fair value. As a result, the Company believes the $80.00 and $1,000 price assigned to the common stock and preferred stock, respectively, represents the best

Ply Gem Holdings, Inc.

indication of fair value for the equity issued during the first quarter of 2010.
          Based on valuing the common stock at $80.00 per share and the preferred stock at $1,000 per share, the Company determined that the equity value of the shares provided to the affiliates in connection with the transaction was approximately $114.9 million which approximated the actual cash investment that the affiliates had in the 9% Senior Subordinated Notes purchased during 2009. Therefore, the affiliates of the CI Partnerships essentially were made whole for their actual cash payments of $114.9 million in connection with the purchases of the 9% Senior Subordinated Notes. Accordingly, there was no economic loss or gain to the affiliates of the CI Partnerships as a result of this transaction. The economic loss was incurred by the previous bondholders who sold their respective bonds throughout 2009 at a substantial discount to the face value of such bonds.
          The Company considered the following guidance from ASC 470-50-40-2 in order to determine the appropriate presentation of this gain, which states that:
“if a Company reorganizes its debt with related parties, writing off debt issue costs and unamortized discount or premium directly to earnings may be inappropriate. In certain instances, reclassifying these amounts to equity accounts may be more appropriate.”
          However, in the Company’s fact pattern, the difference between the $218.8 million principal amount of the 9% Senior Subordinated Notes recorded on the balance sheet and the $114.9 million of equity that was issued represents a gain on extinguishment that ultimately resulted from debt purchases from third party bondholders. This gain on extinguishment reflects the economic benefit realized from the substantial discount at which the 9% Senior Subordinated Notes were purchased on the open market from third party bondholders. As discussed above, there was no loss or gain to the affiliates of the CI Partnerships as a result of these transactions. Since Ply Gem Prime issued equity instruments with an estimated fair value that was less than the face amount of the debt, the $100.4 million gain (net of the write-off of unamortized debt issuance costs) was recorded in the statement of operations as a gain on extinguishment of debt.
Part II — Information Not Required in Prospectus, page II-1
Item 13. Other Expenses of Issuance and Distribution, page II-1
42.	Please indicate the portion, if any, of the offering expenses to be borne by the selling shareholders. See Item 511 of Regulation S-K.
Response to Comment 42
          The Registration Statement has been revised in response to the Staff’s comment. Please see page II-1 of Amendment No. 1.

Ply Gem Holdings, Inc.

Item 16. Exhibits and Financial Statement Schedules, page II-3
43.	Please tell us what consideration you have given to filing the following exhibits as materials contracts:
•	Sale/leaseback agreement referenced on page 71.

•	MW Manufacturers, Inc. Supplemental Executive Retirement Plan referenced on page 107.
Response to Comment 43
          The Company considered the requirements of Item 601(10) of Regulation S-K and determined that its sale/leaseback agreement did not constitute a material contract required to be filed as an exhibit to the Registration Statement. The Registration Statement has been revised in response to the Staff’s comment to include the MW Manufacturers, Inc. Supplemental Executive Retirement Plan and the MW Manufacturers, Inc. Retirement Plan as exhibits to the Registration Statement because a named executive officer of the Company participates in such plans.
44.	It appears that you have omitted Exhibit A from the Amendment and Restatement Agreement dated July 16, 2009, to the Credit Agreement dated June 9, 2008, incorporated by reference as Exhibit 4.2. In addition, it appears that you have omitted the schedules and exhibits referenced in your Credit Agreement dated June 9, 2008, incorporated by reference as Exhibit 4.3. Please file complete copies of these agreements, which should include all schedules and exhibits referenced therein. See Item 601(b)(l0) of Regulation S-K.
Response to Comment 44
          Complete copies of these agreements, including all schedules and exhibits referenced therein, have been filed as exhibits to Amendment No. 1.
Form 10-Q for the Quarterly Period Ended April 3, 2010
Item 4. Controls and Procedures, page 37
45.	We note your management’s conclusion that the disclosure controls and procedures were effective “to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” Please confirm and disclose in future filings whether the disclosure and procedures were also effective to ensure that information required to be disclosed in such reports is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar

Ply Gem Holdings, Inc.

functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply state in future filings that your certifying officers concluded that the disclosure controls and procedures were effective on the applicable dates without defining them.
Response to Comment 45
          The Company confirms that its disclosure controls and procedures were effective at April 3, 2010 to ensure that information required to be disclosed in reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive and principal financial officers to allow timely decisions regarding required disclosure. The Company will include such disclosure in future filings.
* * * *
          If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Krista A. McDonough at (212) 373-3586.
Sincerely,
/s/ John C. Kennedy
John C. Kennedy

cc:	Shawn K. Poe
Ply Gem Holdings, Inc.

Timothy D. Johnson, Esq.
Ply Gem Holdings, Inc.

Stephen L. Burns, Esq.
William J. Whelan III, Esq.
Cravath, Swaine & Moore LLP